November 11, 2020

Via EDGAR

Kimberly Browning, Esq.

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 10549

Re:	Guinness Atkinson Funds, File Nos. 333-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On September 22, 2020, the Registrant filed Form N-14 (Accession No. 0001398344-20-018901) with respect to the conversion of each of Guinness Atkinson Asia Pacific Dividend Builder Fund and Guinness Atkinson Dividend Builder Fund (each, a “Fund”) into new shell series that would operate as exchange traded funds.

On behalf of the Registrant, we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to the undersigned on October 15, 2020, relating to the Form N-14, and via email from Chad Eskildsen concerning accounting matters that were provided on October 7, 2020 and October 27, 2020.

The Staff’s comments are set forth below followed by our response. We have attempted to accurate restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the N-14.

When a comment applies to more than one section of the filing, unless otherwise discussed, we have attempted to make changes consistently as appropriate. Comments have recently been provided on other registration statements filed by Registrant. Where appropriate, disclosure has been updated to reflect these comments.

The Registrant acknowledges that the Funds is responsible for the accuracy and adequacy of the disclosure in the Funds’ prospectus/information statements.

The Registrant confirms that final filings will comply with hyperlink requirements under the Fixing America’s Surface Transportation Act (“FAST Act”) and Rule 0-4 under the Investment Company Act of 1940, as amended.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Comments from Kimberly Browning, October 15 2020:

Comment No. 1: In the shareholder letter and throughout, clarify the transaction by using “Conversion” or “Reorganization”. Do not use both terms.

Response: We have revised the disclosure to discuss each transaction as a Conversion. We note that in connection with discussing tax consequences, we have used the term “reorganization” and we continue to use the term “Plan of Reorganization”. We believe it is appropriate to use the term in connection with the tax analysis because the transaction is designed to meet the requirements for tax-free treatment. We believe, however, that conversion is the appropriate term for investors to understand the change in each Fund’s structure.

Comment No. 2: Throughout, revise language concerning findings to correlate with requirements of Rule 17a-8 in terms of the each “Fund and its shareholders”.

Response: The requested change has been made.

Comment No. 3: Throughout, reconsider whether discussions of the Conversion are a fair and balanced presentation of benefits and detriments to shareholders in terms of benefits as well as detriments such as loss of right to redeem individual shares directly from the Funds for cash.

Response: The Registrant has revised the disclosure.

Comment No. 4: Throughout, in discussing the cost savings from operating the Funds as ETFs, articulate more clearly why expenses are reduced, the material aspects of the expense reductions and how shareholders are benefited.

Response: The Registrant has revised the disclosure.

Comment No. 5: Remove reference to Rule 17a-8 in the shareholder letter and provide a narrative explanation of why no shareholder approval is sought.

Response: The Registrant has removed the reference and revised the disclosure.

Comment No. 6: At the end of the shareholder letter, where instructions are provided for direct shareholders to effect a transfer of their shares to a brokerage account, revise this presentation to add language in comparable level of detail for shareholders who prefer to redeem or exchange their shares, and for shareholders who cannot be located. In the content provided, identify any costs shareholders will incur to open a brokerage account.

Response: The section has been revised to identify three options for shareholder action. The Registrant respectfully declines the suggestion that this disclosure should be supplemented with an explanation for shareholders who cannot be located. The Registrant believes that as revised, the options for redemption and exchange are given equal prominence, and notes that the last section is directed to informing shareholders about how to tell if they are direct shareholders, which the Registrant believes is useful and informative. The Registrant respectfully declines to enhance this content to cover additional options, because no additional information is required to exercise those options. The Registrant believes that specific information to assist direct shareholders who wish to hold ETF shares in a brokerage account is appropriate.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Comment No. 7: In the Q & A, add bullets to show the names of the new funds.

Response: The requested change has been made.

Comment No. 8: The use of the terms “surviving fund” and “shell fund” and similarly, “closing date” and “completion date”, is too confusing. Please reconsider these paragraphs in light of the earlier comment about the terms “conversion” and “reorganization”. Please define the terms used early in the presentation. Explain specifically the timing around shareholders’ receipt of new ETF shares.

Response: The Registrant has revised the disclosure.

Comment No. 9: In discussions referring to identicality of the investment objectives and strategies, please include “policies”.

Response: The requested changes have been made.

Comment No. 10: In the Q & A section, please add a Q & A on differences in principal risks between mutual funds and exchange traded funds, addressing the new risks associated with exchange traded funds.

Response: The requested change has been made.

Comment No. 11: Throughout, in discussions of Board approval of the conversions, add disclosure of whether the Board considered alternatives to conversion and if not, explain why not.

Response: The Registrant has reviewed the disclosure and respectfully declines to enhance the disclosure further. The Board did not consider specific alternatives to conversion, such as liquidation, because the Adviser has not proposed liquidating the Funds or merging them with other Funds and the Board believed that the projected outcome of the conversion, namely lower overall expenses in the ETF structure, was the most favorable outcome followed by continuing in the mutual fund form.

Comment No. 12: In the Q & A captioned “Why is the Conversion Occurring”, add bullet points delineating detriments of not operating as a mutual fund.

Response The Registrant has revised the disclosure.

Comment No. 13: In the Q & A on why no shareholder vote is necessary, delete the last sentence.

Response: The requested change has been made.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Comment No. 14: In the Q & A addressing other anticipated changes, revise the heading to more accurately reflect the content and separate content more appropriately so that the name and expense ideas are articulated separately.

Response: The Registrant has revised the disclosure and place explanations relating to the brand name and expenses in separate Q & As.

Comment No. 15: In several places the filing discussed embedded expenses. Please make sure all such embedded expenses are identified.

Response: The Registrant has revised the disclosure. The Registrant believes it has disclosed all expenses.

Comment No. 16: In the Q & A discussing how the conversion will result in lower operating expenses, remove first sentence and reconsider disclosure. Add a separate Q & A covering specific costs related to ETF operations that are not imposed on mutual funds. Remove incomplete articulation of fee structures and summary of fee changes table.

Response: The requested deletions have been made. The Registrant has revised the disclosure to add a Q & A on expenses associated with ETF operations.

Comment No. 17: The scope and extent of the Q & A discussions of the tax consequences is too long and too broad. Please reconsider this disclosure.

Response: The Registrant has reconsidered some of this disclosure and revised a portion of the disclosure. The Registrant respectfully declines to reduce the remainder of this disclosure.

Comment No. 18: In the Q & A with the subheading Brokerage Interaction for Sales, please revise this presentation to make it more balanced and highlight the potential that shareholders will pay brokerage commissions.

Response: The Registrant has revised the disclosure.

Comment No. 19: In the Q & A on who will pay for the conversions, clarify if the Adviser is reimburse the fund for embedded brokerage costs due to transactions in connection with the conversion and reconcile this language with other statements concerning brokerage costs as embedded costs. Clarify whether the Adviser will seek recoupment from Funds under any arrangement for these expenses. Confirm that there is no significant portfolio repositioning, and disclose any costs associated with repositioning and identify who will pay those costs.

Response: The Registrant has revised the disclosure. For one Target Fund, no portfolio repositioning is expected. For the other Target Fund, one transaction (not a repositioning, per se) is anticipated because the Fund holds securities in a market that does not permit in-kind transactions. The Adviser will reimbursing that Target Fund for explicit brokerage costs and local taxes resulting from transactions to effectuate the Conversion.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Comment No. 20: In the Q & A covering federal tax liability, briefly discuss the impact on shareholders if there is a capital gain incurred due to sale of a portfolio position and the effect on shareholders of that capital gain.

Response: The Registrant has revised the disclosure.

Comment No. 21: Please clarify that the tax opinion will confirm that the transaction will be a tax-free reorganization.

Response: The Registrant confirms that the tax opinion to be issued will conform to industry standards for tax-free reorganizations of mutual funds.

Comment No. 22: Please ensure compliance with hyperlink requirements and presentation of materials incorporated by reference.

Response: The Registrant believes that the final filing complies with requirements for hyperlinks and references for items incorporated by reference.

Comment No. 23: Remove references to presentation being “qualified in its entirety”.

Response: The requested change has been made.

Comment No. 24: Reconcile statements concerning pro forma accounting presentations.

Response: The Registrant has revised the disclosure.

Comment No. 25: Revise shareholder fee table headings.

Response: The Registrant has revised the disclosure.

Comment No 26: Clarify the status of the Funds with respect to diversification and if there are differenced, highlight in the section comparing investment objectives and policies.

Response: The Asia Pacific Dividend Builder Fund has been diversified since inception. The Dividend Builder Fund initially was a non-diversified fund, but in 2018, after the fund operated as a diversified fund for more than three years, the Board approved its change to a diversified fund. The Dividend Builder continues to be operated as a diversified fund and will not become a non-diversified fund without first seeking shareholder approval.

Comment No. 27: In the section under Distribution, Purchase Procedures, Exchange Rights and Redemption Procedures, insert “material” before “differences”. Confirm that all material differences have been disclosed.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Response: The requested change has been made, and the registrant believes all material differences have been disclosed.

Comment No. 28: In the section under Differences in Purchases of Shares, under the sub-heading Acquiring ETFs, update this language to reflect recent disclosure changes in registration statements.

Response: The Registrant has revised the disclosure.

Comment No. 29: In the section captioned Reasons for the Proposed Reorganizations, consider whether this presentation could be made more fair and balanced by referring to potential negative consequences such as the cost of having a brokerage account and the loss of the right to redeem shares individually directly from the Funds for cash. In particular, explain better why the Acquiring ETFs will have lower expense ratios. Also, reconsider the last sentence of the first paragraph of this section.

Response: The Registrant has revised the disclosure. The Registrant notes that many firms do not charge a fee to open or maintain a brokerage account, and many do not charge commissions on ETF transactions.

Comment No. 30: In the bullet points under the heading Board Considerations, revise the first bullet point and clarify disclosure around how each of the target fund and its acquiring ETF are alike in terms of the investment program aspects without calling them identical due to structural differences between mutual funds and ETFs. Revise the second bullet to clarify that there are differences in principal risks due to the risks associated with exchange traded funds. Revise the fourth bullet point to clarify factors leading to lower expenses. Revise the eighth bullet point to clarify any embedded costs associated with the conversion and add carve-outs, if necessary.

Response: The Registrant has revised the disclosure.

Comment No. 31: In the next several paragraphs, add discussion of board considerations of alternatives, adverse factors, negative consequences, fees to be borne by shareholders after the conversion such as brokerage commission costs, and new risks due to operating as an ETF, and disclose if the board was represented by independent legal counsel.

Response: The Registrant has revised the disclosure.

Comment No. 32: In the discussion of Rule 17a-8, please conform language to the language of the rule, and confirm that there will be no recoupment of previously waived fees/reimbursed expenses from the mutual fund after the conversion.

Response: The Registrant has revised the disclosure.

Comment No. 33: In the comparison of principal risks, make the new ETF risks more prominent.

Response: The Registrant has revised the disclosure.

Comment No. 34: Significant market events have occurred as a result of the Covid-19 pandemic since the N-14 was filed; please consider whether the disclosures including risk disclosures should be revised based on how these events may affect each ETF and its investments; if Registrant believes no additional disclosure is warranted please explain why not.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Response: Registrant believes that the risks associated with Covid-19 and its impacts on the portfolio have been sufficiently disclosed.

Comment No. 35: In the section captioned Purchase, Redemption and Pricing of Fund Shares, update for recent disclosure modifications.

Response: Registrant has made the requested changes.

Comment No. 36: In the section captioned Information Relating to the Reorganization, revise to harmonize language around share transfer and add detail concerning how the final NAV is identified, how shares move to the new fund and how ETF shares are delivered to former mutual fund shareholders.

Response: The Registrant has revised the disclosure.

Comment No. 37: In the section under the heading Portfolio Repositioning, if there is an estimated capital gain that will result from a sale due to either a portfolio reallocation or the conversion, revise to disclose more detail about this and the effect the gain will have on mutual fund shareholders.

Response: The Registrant has revised the disclosure.

Comment No 38: In the section under Expenses of the Reorganization, revise to clarify what costs are incurred including embedded costs due to realignment/conversion.

Response: The Registrant has revised the disclosure.

Comment No. 39: In the Reorganization Agreement, explain why section 11.01 does not contravene Section 17(h) or Section 17(j) of the 1940 Act.

Response: The Registrant does not believe this section contravenes Sections 17(h) or 17(j) of the 1940 Act, but the Reorganization Agreement will be amended to add the following phrase at the end of Section 11.01: “provided, however, this provision shall not be construed to protect any Trustee or officer of the Trust from liability in violation of Sections 17(h) and 17(j) of the 1940 Act.”

Comment No. 40: In the signature block for the N-14, update the title of the Treasurer and Principal Financial Officer by adding “Controller”.

Response: The requested change has been made.

Comments from Chad Eskildsen, October 7, 2020:

Comment No. 1: Auditor’s consent should specify that the firm consents to being named in the pre-effective amendment.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

November 9, 2020

Response: The consent will be been updated.

Comment No. 2: Footnote 3 to the fee tables states that the Target Funds have expenses subject to future recapture. Please inform the Staff if these recapturable amounts will carry-forward to the new funds.

Response: The recapturable amounts will not carry forward to the Acquiring ETFs.

Comment No. 3: The Capitalization table is marked “To be Updated”. Please ensure that this table is dated within 30 days of the initial filing date since seed financial statements are not required.

Response: The Capitalization table will be updated.

Comment No. 4: Exhibit B contains financial highlights of the Target Funds. Please ensure founts from the semi-annual period ended June 30, 2020 are included in the financial highlights for the final filing.

Response: The requested changes will be made.

Comments from Chad Eskildsen, October 27, 2020:

Comment No. 5: Expense cap figures for Asia Pacific Dividend Builder ETF are not consistent.

Response: Typographical errors in the expense cap figures have been corrected.

Comment No. 6: Review fee table for Dividend Builder ETF which appears to be the same as the Asia Pacific Dividend Builder ETF. Add disclosure if there is a shareholder redemption fee for the Target Fund.

Response: The fee table has been revised. Guinness Atkinson Dividend Builder Fund does not have a redemption fee.

Comment No. 7: Review the expense examples. The Staff was unable to recalculate the same figures for Examples through year 3 for the Asia Pacific Dividend Builder Fund.

Response: The Examples have been corrected.

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra Alberstadt

cc:	Chad Eskildsen, US Securities & Exchange Commission